Delisting Determination,The Nasdaq Stock Market, LLC, February 27, 2018, Borqs Technologies, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of Borqs Technologies, Inc.
(the Company), effective at the opening of the trading session on March 9, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staffs determination on October 12, 2017.
The Company appealed the determination
to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
December 11, 2017, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rule
IM-5101-2. The Company was unable to meet the exception milestones for the warrant and the Panel notified the Company that trading in the Companys warrant would be suspended on December 13, 2017.
The Panels Determination to delist the Companys warrant became final on December 13, 2017.